HSBC Credit Card Master Note Trust (USA) I Series 2006-1 Investor Presentation 6 September 2006

DISCLAIMER The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll- free 866-811-8049.

Table of Contents HSBC Credit Card Master Note Trust (USA) I, 2006-1 Section 1 Affinity Program Overview Section 2 Transaction Structure Section 4 Trust Performance History and Portfolio Data Section 5 Trust Portfolio Composition Section 6 Managed Portfolio Static Pool Data Section 7 Risk Factors Section 8

HSBC Credit Card Master Note Trust (USA) I, 2006-1

HSBC Credit Card Master Note Trust (USA) I, Series 2006-1 Series 2006-1 Offered Notes Series 2006-1 Offered Notes Series 2006-1 Offered Notes Class A Class B Principal Amount $917,127,000 $82,873,000 Percent of Invested Amount 83.00% 7.50% Ratings (Fitch / Mdy / S&P) AAA/ Aaa /AAA A/A2/A Credit Enhancement Subordination of Class B and Overcollateralization amount Overcollateralization amount Offering Type Public Public ERISA Eligibility* Eligible Eligible Debt for Tax Treatment Yes Yes Interest Type Fixed rate Floating rate Interest Accrues 30 / 360 days Actual / 360 days Principal Payment Soft bullet Soft bullet First Distribution Date October 16, 2006 October 16, 2006 Expected Principal Payment Date Sep 2009 Distribution Date Sep 2009 Distribution Date Scheduled Maturity Date June 2012 Distribution Date June 2012 Distribution Date Distribution Dates 15th of each month or next business day 15th of each month or next business day Expected Average Life 3.00 years 3.00 years At closing, the Required Overcollateralization amount will be $104,972,376 Source: HSBC Credit Card Master Note Trust (USA) I, Series 2006-1, Preliminary Prospectus Supplement *Subject to conditions set forth in the prospectus supplement

Credit Enhancement Class A and Class B Credit Enhancement Credit enhancement for the Class A notes will consist of the subordination of the Class B notes and the Overcollateralization Amount Credit enhancement for the Class B notes will consist of the Overcollateralization Amount Overcollateralization Amount The required overcollateralization amount will initially be $104,972,376 and, thereafter, an amount equal to approximately 10.50% of the interim note principal amount for such distribution date, but not less than 3% of the initial invested amount The interim note principal amount for any distribution date is an amount equal to the principal balance of the notes minus amounts on deposit (or to be deposited) in the principal funding account on such date. HMNT 2006-1 Capital Structure HMNT 2006-1 Capital Structure HMNT 2006-1 Capital Structure HMNT 2006-1 Capital Structure Class / O/C Amount % of Invested Amount Credit Enhancement % Class A $917,127,000 83.0% 17.0% Class B $82,873,000 7.5% 9.5% Required O/C Amount $104,972,376 9.5% - Source: HSBC Credit Card Master Note Trust (USA) I, Series 2006-1, Preliminary Prospectus Supplement

Affinity Program Overview

Affinity Program Overview The trust contains credit card receivables generated by the Union Plus(r) program, an affinity arrangement between HSBC Finance and Union Privilege under which credit cards are offered to members of the AFL-CIO, unions affiliated with the AFL-CIO and other participating unions Union Privilege is a marketing company that works with the AFL-CIO to provide new benefits and services for union members and their families There are approximately 60 unions currently participating in the Union Plus program representing approximately 14 million members As of June 2006, the largest union in the Union Plus program accounted for approximately 10% of the outstanding receivables in such program (r)Union Plus is a registered trademark of Union Privilege Source: HSBC Credit Card Master Note Trust (USA) I, Series 2006-1, Preliminary Prospectus Supplement

HSBC Card Services Inc. Servicing Locations for the Trust Portfolio In its capacity of providing services in connection with credit card accounts designated as available to the issuing entity, the subservicer operates from its facilities primarily located in: Salinas, CA Las Vegas, NV Sioux Falls, SD Chesapeake, VA Las Vegas Salinas Sioux City Chesapeake Source: HSBC Credit Card Master Note Trust (USA) I, Series 2006-1, Preliminary Prospectus Supplement

Annual percentage rate ("APR") for the credit card accounts: For purchases, Prime + 1.99% to 13.99% Temporary promotional rates (offered from time to time), 0% to 9.99% For cash advances, 19.99%, with some existing cash advance balances having an APR of 17.99% (excluding balance transfers and credit card checks) Cash Advance Fees (including balance transfers): 3% of the advance, with a minimum fee of $5 and maximum fee for promotional balance transfers of $75 For advances through non-promotional credit card checks, 2% of the advance with a minimum fee of $3 Other Fees and Charges: Returned payment charges of $29 Overlimit charges of $35 if the cardholder exceeds the credit limit Late Charges: $15 (if balance is $100 or less); $25 (if balance is more than $100 but no more than $1,000); and $35 (if balance is greater than $1,000) Pricing Summary This page does not disclose the full list of fees chargeable to cardholders Please see the preliminary prospectus for a full discussion of the program's finance charges and fees Source: HSBC Credit Card Master Note Trust (USA) I, Series 2006-1, Preliminary Prospectus Supplement

Transaction Structure

Transaction Structural Overview HSBC Bank Nevada, NA Originator HSBC Receivables Acquisition Company I Receivables Seller HSBC Receivables Funding Inc. I Depositor HSBC Credit Card Master Note Trust (USA) I Issuing Entity HSBC Finance Corporation Sponsor and Servicer Wilmington Trust Company Owner Trustee Wells Fargo Bank, NA Indenture Trustee Receivables flow Ownership Receivables are transferred daily from HSBC Bank Nevada to HSBC Receivables Acquisition Company I ("HRAC") Receivables from designated accounts are sold by HRAC to the depositor Notes Source: HSBC Credit Card Master Note Trust (USA) I, Series 2006-1, Preliminary Prospectus Supplement

Application of Finance Charge and Administrative (FC&A) Receivables Finance Charge and Administrative (FC&A) Collections Class A interest Class B interest Monthly servicing fee (2%) Cover the investor defaulted amount allocation for the series Cover unreimbursed reductions in the invested amount of the series Balance of FC&A receivables remaining to be treated as principal collections for distribution to the series Other series in excess finance charge sharing group one or holder of transferor certificate Fund reserve account during controlled accumulation period to pay interest shortfalls During a Controlled Accumulation Period collections can be used to fund the reserve account to the extent that is below the Required Reserve Account Amount Only during an Event of Default The issuing entity will apply finance charge and administrative receivables collections allocated to this series of notes each month in this order of priority Source: HSBC Credit Card Master Note Trust (USA) I, Series 2006-1, Preliminary Prospectus Supplement

Trust Performance History and Portfolio Data

HSBC Credit Card Master Note Trust (USA) I Delinquency Experience: 2004 - June 2006 The following table sets forth the delinquency experience for cardholder payments on the credit card accounts in the Trust Portfolio for each of the dates shown. The Receivables Outstanding on the accounts consist of all amounts due from cardholders as posted to the accounts as of the date shown. The dollar amounts shown reflect the Receivables Outstanding at the end of the applicable period (such calculations include both Principal Receivables and Finance Charge and Administrative Receivables). The percentages are the result of dividing the delinquent amount by the Receivables Outstanding for the Trust Portfolio at the end of the applicable period. Source: HSBC Credit Card Master Note Trust (USA) I, Series 2006-1, Preliminary Prospectus Supplement Figures rounded to the nearest thousand Dollars in Thousands

HSBC Credit Card Master Note Trust (USA) I Delinquency Experience: 2001 - 2003 The following table sets forth the delinquency experience for cardholder payments on the credit card accounts in the Trust Portfolio for each of the dates shown. The Receivables Outstanding on the accounts consist of all amounts due from cardholders as posted to the accounts as of the date shown. The dollar amounts shown reflect the Receivables Outstanding at the end of the applicable period (such calculations include both Principal Receivables and Finance Charge and Administrative Receivables). The percentages are the result of dividing the delinquent amount by the Receivables Outstanding for the Trust Portfolio at the end of the applicable period. Figures rounded to the nearest thousand Source: HSBC Credit Card Master Note Trust (USA) I, Series 2006-1, Preliminary Prospectus Supplement Dollars in Thousands

HSBC Credit Card Master Note Trust (USA) I Monthly Principal Payment Rates The following table sets forth the highest and lowest cardholder monthly principal payment rates for the Trust Portfolio during any month for the periods shown and the average cardholder monthly principal payment rates for all months during the periods shown. The cardholder monthly principal payment rate for each month is calculated as a percentage of the amount of Principal Receivables in the Trust Portfolio at the beginning of that month. Monthly principal payment rates shown in the table are based on amounts which would be deemed payments of principal. Source: HSBC Credit Card Master Note Trust (USA) I, Series 2006-1, Preliminary Prospectus Supplement Dollars in Thousands

HSBC Credit Card Master Note Trust (USA) I Revenue Experience Revenue Experience on the Trust Portfolio is calculated on a cash basis and includes collections of Finance Charges, Fees and Interchange amounts. Yield from Finance Charges, Fees and Interchange is the result of dividing Finance Charges, Fees and Interchange amounts by the average of the Principal Receivables outstanding at the beginning of each month during the indicated period. The yield for the six month period ended June 30, 2006 has been annualized for such period. Figures rounded to the nearest thousand Source: HSBC Credit Card Master Note Trust (USA) I, Series 2006-1, Preliminary Prospectus Supplement Dollars in Thousands

HSBC Credit Card Master Note Trust (USA) I Loss Experience For the Trust Portfolio, Net Loss Percentage is determined by identifying the percentage equivalent of a fraction, the numerator of which is Net Losses during a particular period and the denominator of which is the Average Principal Receivables Outstanding during the same period. Average Principal Receivables Outstanding is the average of the Principal Receivables outstanding at the beginning of each month during the period indicated in the Loss Experience table below. Gross Losses are total principal charge-offs before Recoveries and do not include the amount of reductions in Principal Receivables due to fraud, returned goods, customer disputes or other miscellaneous adjustments. Recoveries are amounts received on previously charged-off receivables, net of expenses, during the period indicated as determined by the servicer. Net Losses are Gross Losses minus Recoveries during the period indicated. The Net Loss Percentage for the six months ended June 30, 2006 has been annualized for such six month period. Figures rounded to the nearest thousand Source: HSBC Credit Card Master Note Trust (USA) I, Series 2006-1, Preliminary Prospectus Supplement Dollars in Thousands

Trust Portfolio Composition

Trust Portfolio Composition as of 30 June 2006 The receivables in the Trust Portfolio included $5,744,631,393.08 of Principal Receivables and $91,929,431.09 of Finance Charge and Administrative Receivables The accounts designated for the Trust Portfolio had an average receivable balance of $1,405.69 and an average credit limit of $7,246.17 The percentage of the average gross receivable balance to the average credit limit was 19.40%. The principal weighted average age of the accounts was approximately 95 months As of the close of business on June 30, 2006: 11.28% of the accounts designated for the Trust Portfolio made minimum payments as of their respective latest statement date, in each case based on the minimum payment reflected in the prior month's statement; and 24.05% of the accounts designated for the Trust Portfolio made full payments as of their respective latest statement date, in each case based on the outstanding balance reflected in the prior month's statement. This is particular information about the receivables as of the close of business on June 30, 2006 Source: HSBC Credit Card Master Note Trust (USA) I, Series 2006-1, Preliminary Prospectus Supplement

Trust Portfolio Composition as of 30 June 2006 Composition by Geographic Distribution of Accounts Source: HSBC Credit Card Master Note Trust (USA) I, Series 2006-1, Preliminary Prospectus Supplement The numbers shown in the tables above may not total due to rounding.

Composition by Borrower Credit Quality Trust Portfolio Composition as of 30 June 2006 The following table sets forth, as of the close of business on June 30, 2006, the composition of the accounts by ranges of probability of any account on an obligor's credit bureau file becoming 90 days or more past due, charged-off, or bankrupt, in each case, within the next 18 months. Source: HSBC Credit Card Master Note Trust (USA) I, Series 2006-1, Preliminary Prospectus Supplement The numbers shown in the tables above may not total due to rounding.

Composition by Credit Limit Trust Portfolio Composition as of 30 June 2006 Source: HSBC Credit Card Master Note Trust (USA) I, Series 2006-1, Preliminary Prospectus Supplement The numbers shown in the tables above may not total due to rounding.

Composition by Period of Delinquency Trust Portfolio Composition as of 30 June 2006 Source: HSBC Credit Card Master Note Trust (USA) I, Series 2006-1, Preliminary Prospectus Supplement The numbers shown in the tables above may not total due to rounding.

Composition by Account Age Trust Portfolio Composition as of 30 June 2006 Source: HSBC Credit Card Master Note Trust (USA) I, Series 2006-1, Preliminary Prospectus Supplement The numbers shown in the tables above may not total due to rounding.

Composition by Account Balance Trust Portfolio Composition as of 30 June 2006 Source: HSBC Credit Card Master Note Trust (USA) I, Series 2006-1, Preliminary Prospectus Supplement The numbers shown in the tables above may not total due to rounding.

Managed Portfolio Static Pool Data

Static Pool Data Available at www.hsbcusa.com/hsbc_finance/abs Static pool information relating to the portfolio of credit card accounts originated under the Union Plus(r) program (the "Managed Portfolio"), including those not part of the Trust Portfolio, organized by year of origination of each related credit card account can be found at the servicer's website, www.hsbcusa.com/hsbc_finance/abs (the "Static Pool Website"). On June 30, 2006, approximately 97% of the Managed Portfolio was in the Trust Portfolio. Static pool information consists of gross charge-off rates, delinquencies, revenue rates, and payment rates. Static pool information regarding performance of the Managed Portfolio contained on the Static Pool Website for the periods prior to January 1, 2006 will not form a part of the prospectus supplement, the accompanying prospectus or the registration statement relating to the offering of the notes. A copy of the information contained on the Static Pool Website as of the date of the prospectus supplement may be obtained by any person free of charge upon request to HSBC Finance Corporation, 2700 Sanders Road, Prospect Heights, Illinois 60070; telephone number, (847) 564-5000. The past characteristics of the receivables included in the Managed Portfolio, as well as the social, economic and other conditions, may vary materially from the characteristics of the receivables in the Trust Portfolio and the social, economic and other conditions affecting the receivables in the Trust Portfolio. Source: HSBC Credit Card Master Note Trust (USA) I, Series 2006-1, Preliminary Prospectus Supplement (r) Union Plus is a registered trademark of Union Privilege

Risk Factors

Conservatorship, receivership, or bankruptcy of the originator, the receivables seller, HSBC Finance Corporation, or their affiliates could result in accelerated, delayed, or reduced payments to you. If an event of default occurs, your remedy options will be limited and you may not receive full payment of principal and accrued interest. Changes to consumer protection laws may impede collection efforts or alter the timing of or reduce collections which may result in a reduction in payments on your notes. Payment patterns of cardholders may not be consistent over time and variations in these payment patterns may result in reduced payment of principal, or receipt of payment of principal earlier or later than expected. The implementation of new minimum payment requirements could increase delinquency and net charge-off rates in the accounts designated to the trust portfolio. Competition in the credit card industry may result in a decline in the originator's or other account owner's ability to generate new receivables. This may result in the payment of principal to you earlier or later than your expected principal payment date or in reduced amounts. Subordinated classes bear losses before senior classes. If you own subordinated notes, the priority of allocations among classes of notes may result in payment on your notes being reduced or delayed. Allocations of defaulted amounts could reduce payments to you. You may not be able to reinvest any early redemption proceeds in a comparable security. Summary Risk Factors Source: HSBC Credit Card Master Note Trust (USA) I, Series 2006-1, Preliminary Prospectus Supplement For a full discussion on the risk factors associated with the notes, please consult the prospectus